UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 [X]   Form 20-F          [  ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

SUBMITTED HEREWITH

Exhibits:

99.1	Annual Information Form of the Registrant for the year ended March 31, 2017
99.2	Audited Annual Consolidated Financial Statements of the Registrant for the year ended March 31, 2017 and notes thereto, presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, together with the report of auditors thereon
99.3	Management’s Discussion and Analysis of the Registrant for the year ended March 31, 2017

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation
(Registrant)

Date: June 21, 2017	By:	/s/ Dorothy K.T. Law
	Name:	Dorothy K.T. Law
	Title:	Senior Vice-President, Legal and
Corporate Secretary